FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year:
December 31, 2003

     SECURITIES REGISTERED (As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

RICHARD M. KOSNIK, ESQ.
SINA R. HEKMAT, ESQ.
Jones Day
222 East 41st Street
New York, NY 10017

TABLE OF CONTENTS

SIGNATURES

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 as follows:

Exhibit (d) is hereby amended by adding in relation to the section entitled “The Federal Republic of Germany — The Economy” a new subsection entitled “Recent Developments” as follows:

“Recent Developments

Key Economic Figures

     Germany’s gross domestic product (GDP) increased in real terms by 0.4% in each of the first and the second quarter of 2004, compared with the respective previous quarter. The economic recovery that started in mid-2003 was mainly driven by a strong and dynamic external demand. Temporarily, the recovery lost momentum in the third quarter of 2004, in which GDP almost stagnated, increasing by 0.1% in real terms. The inflation rate (defined as year-to-year change in the consumer price index) was 1.8% in November 2004. The seasonally adjusted unemployment rate according to the national definition used by the Federal Employment Agency was 10.8% in November 2004, compared with 10.6% in the third quarter of 2004. In October 2004, Germany had a current account surplus of €6.9 billion (preliminary figures), compared with a surplus of €6.5 billion in October 2003. At October 31, 2004, the accumulated current account surplus amounted to €62.6 billion compared with €33.9 billion at October 31, 2003.

(Source: http://www.destatis.de/presse/deutsch/pm2004/p4960121.htm; http://www.destatis.de/presse/deutsch/pm2004/p5270051.htm, Deutsche Bundesbank, Monthly Report October 2004, p.90; http://www.bundesbank.de/stat/download/saisonbwirt/i428.pdf; http://www.bundesbank.de/stat/download/aussenwirtschaft/S201ATB30607.PDF)

Germany’s Budget Deficit and the Excessive Deficit Procedure

     On July 13, 2004, the European Court of Justice (the “Court”) annulled a resolution taken by the Ecofin Council (the “Council”) in November 2003, in which the Council did not follow the European Commission’s (the “Commission”) recommendation to proceed with the excessive deficit procedure under the Stability and Growth Pact (the “Pact”) and the Maastricht Treaty against Germany. The Commission had challenged this resolution in January 2004 on the grounds that it allegedly violated the Pact. The Court stated in its decision that the Council’s resolution violated the Commission’s right to make recommendations relating to the excessive deficit procedure and clarified that the Council and the Commission were required to cooperate with respect to decisions regarding the excessive deficit procedure. However, the Court also noted that the Council enjoyed a certain amount of discretion in applying the rules of the Pact. In particular, the Court stated that the Council was not obliged to adopt the recommendations of the Commission.

(Source: http://www.bundesfinanzministerium.de/Aktuelles/Pressemitteilungen-.395.25502/Pressemitteilung/Nr.-91/2004-Salomonische-Entsc...htm; http://www.bundesregierung.de/Nachrichten-,417.684049/artikel/European-Court-ruling-strength.htm)

     On October 26, 2004, the Commission published its Economic Forecasts Autumn 2004 for the European Union and its Member States, in which it projects for Germany a general government deficit of 3.9% of GDP for 2004, 3.4% for 2005 and 2.9% for 2006. In addition, general government gross debt is expected to continue to rise until 2006, staying considerably above the reference value of 60% of GDP set by the Maastricht Treaty.

(Source: http://www.europa.eu.int/comm/economy_finance/publications/european_economy/2004/ee504en.pdf, pp. 47-48)

     On December 1, 2004, the Federal Cabinet of Ministers approved the Federal Ministry of Finance’s draft stability program, which was submitted to the Council of the European Union and the Commission in accordance with the Pact. According to the Federal Ministry of Finance, the German economy is recovering and the Federal Ministry of Finance is expecting economic growth of 1.5% to 2% in real terms in 2005. Despite the positive trend in the overall economic development, there was a lower increase in tax revenues in 2004 than expected and as a consequence the general budget deficit for 2004 will amount to approximately 3¾% of the GDP, which is above the 3% threshold provided for by the Pact. Additional factors included weak domestic demand as well certain unexpected revenue losses. For 2005, the Federal Ministry of Finance expects a general budget deficit of 2.9% as a result of additional consolidation measures implemented in the federal budget for 2005. The Federal Ministry of Finance will examine what further measures of adjustment could be taken, should it prove necessary in order to comply with the European requirements. As of 2006, based on its more optimistic assessment of prospects for the economic development in the mid-term, the Federal Ministry of Finance expects that a further reduction of the general budget deficit by approximately 0.5% should be possible on an annual basis.

     On the basis of this stability program the European Commission decided on December 14, 2004 that it would not proceed with the excessive deficit procedure against Germany.

(Source: http://www.bundesfinanzministerium.de/Aktuelles/Pressemitteilungen-.395.27992/Pressemitteilung/Nr.148/2004-Stabilitaets-und-w...htm; http://www.bundesregierung.de/Nachrichten-,417.753661/artikel/2005-haelt-Deutschland-den-Sta.htm;
http://www.bundesfinanzministerium.de/BMF-.336.28757/Pressemitteilung/index.htm; http://europa.eu.int/rapid/pressReleasesAction.do?reference=IP/04/1471&format=HTML&aged=0&language=EN&guiLanguage=en)

Federal Budget 2004

     On November 4, 2004, the Federal Government revised its tax revenue estimate for the consolidated public sector for 2004 to €442.4 billion, which is €1.4 billion lower than previously estimated. This estimate is based on the Federal Government’s growth rate forecast of nominal GDP of 2.6% in 2004.

(Source: http://www.bundesfinanzministerium.de/BMF-.336.27428/Pressemitteilung/index.htm)

Federal Budget 2005

     On November 26, 2004, the Bundestag approved the federal budget for 2005, which among other things provides for total expenditures of €254.3 billion, net borrowings of €22 billion and investments of €22.7 billion. The Bundestag will take the final vote on the federal budget for 2005 after its approval by the Bundesrat.

(Source: http://www.bundesregierung.de/Nachrichten-,417.751563/artikel/Haushalt-2005-verabschiedet.htm)”

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 17th day of December, 2004.

LANDWIRTSCHAFTLICHE RENTENBANK
By:		/s/ Hans Jürgen Ploog

	Name:	Hans Jürgen Ploog
	Title:	Member of the Management Board

By:		/s/ Martin Middendorf

	Name:	Martin Middendorf
	Title:	Vice President